Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Sirenza Microdevices, Inc. Amended and Restated 1998 Stock Plan, as Assumed by RF Micro Devices, Inc. and Amended and Restated Effective November 13, 2007 of our reports dated May 25, 2007, with respect to the consolidated financial statements and schedule of RF Micro Devices, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended March 31, 2007, RF Micro Devices, Inc. and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of RF Micro Devices, Inc. and subsidiaries, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Greensboro, North Carolina
November 14, 2007